

11019657

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- **67543**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **01/01/2010**   AND ENDING   **12/31/2010**

                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Focus Capital Group, Inc.

OFFICIAL USE ONLY

FIRM I.D.
NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 South Sixth Street, Suite 2540

(No. and Street)

Minneapolis   **MN**   **55402**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton   **603-379-2478**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meuwissen, Flygare, Kadrlik & Associates

(Name – *if individual, state last, first, middle name*)

6400 Flying Cloud Drive, Suite 100	**Eden Prairie**	**MN**	**55344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the**

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, **Edward Adams** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Focus Capital Group, Inc. _____ , as

of **December 31** _____ , 20 **10** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

SANDRA GAIL WARD
Notary Public-Minnesota
My Commission Expires Jan 31, 2016

_____
Signature

_____
Notary Public

CEO
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS CAPTIAL GROUP, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

Table of Contents



Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
Focus Capital Group, Inc.
Minneapolis, Minnesota

We have audited the balance sheets of Focus Capital Group, Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Capital Group, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meuwissen, Flygare Kadrlik & Associates, P.A.

February 28, 2011



America Counts on CPAs

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759

6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

FOCUS CAPITAL GROUP, INC
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Current assets		
Cash	$ 102,846	$ 14,825
Accounts Receivable	109,880	-
Total current assets	212,726	14,825
Furnishings and equipment, at cost	85,335	64,178
Less accumulated depreciation	(65,119)	(55,561)
	20,216	8,617
Other assets		
Security deposits	44,922	-
	$ 277,864	$ 23,442
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 44,139	$ 6,402
Amounts due employees	43,448	-
Payroll tax withheld and payable	40,735	-
Total current liabilities	128,322	6,402
Deferred rent	16,078	-
Stockholder's equity		
Common stock, $0.01 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	567,211	476,803
Accumulated deficit	(434,747)	(460,763)
	133,464	17,040
	$ 277,864	$ 23,442

See notes to financial statements.

2

FOCUS CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues		
Investment Advisory Services	$ 12,380	$ -
Commissions	3,908,530	-
Interest income	2	-
Total revenues	3,920,912	-
Expenses		
Employee compensation and benefits	1,058,898	1,256
Regulatory fees and expenses	33,382	20,197
Other expenses	2,802,616	35,605
Total expenses	3,894,896	57,058
Net income (loss)	$ 26,016	$ (57,058)

FOCUS CAPITAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance at December 31, 2008	$ 1,200	$ 435,300	$ (403,705)
Capital contributed	(200)	41,503	
Net loss			(57,058)
Balance at December 31, 2009	1,000	476,803	(460,763)
Capital contributed	-	90,408	
Net income			26,016
Balance at December 31, 2010	$ 1,000	$ 567,211	$ (434,747)

See notes to financial statements.

4

FOCUS CAPITAL GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009
Increase (decrease) in cash

	2010	2009
Operating activities		
Net income (loss)	$ 26,016	$ (57,058)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and amortization	9,558	12,836
Deferred rent	16,078	-
Changes in operating assets and liabilities:		
Accounts receivable	(109,880)	-
Accounts payable and other current liabilities	78,472	2,539
Net cash from operating activities	20,244	(41,683)
Investing activities		
Change in deposits	(44,922)	-
Purchase of property and equipment	(21,157)	-
Net cash from investing activities	(66,079)	-
Financing activities		
Capital contributions	90,408	41,303
Change in cash	44,573	(380)
Cash at beginning of year	14,825	15,205
Cash at end of year	$ 59,398	$ 14,825

See notes to financial statements.

1.   *Nature of Business and Significant Accounting Policies*

Nature of Business

Focus Capital Group, Inc. (the Company) operates as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides services as a broker in mergers and acquisitions and represents issuers through solicitation and sales of equity in private placements of capital stock.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Allowance for Accounts Receivable

The company utilizes the reserve method of accounting for doubtful account. However, at December 31, 2010 and 2009, all accounts receivable were considered fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Depreciation

Depreciation of furnishings and equipment is computed using accelerated methods over useful lives of 5 to 7 years.

Income Taxes

The Company, with the consent of its shareholders, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the shareholder is liable for income taxes on the Company's taxable income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. *Nature of Business and Significant Accounting Policies (Continued)*

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Concentrations of credit risk with respect to trade accounts receivables are limited due to the nature of customers comprising the Company's customer base. Management believes the Company is not exposed to any significant credit risk related to cash or trade accounts receivables.

2. *Related Party Transactions and Common Control*

   The Company is leasing office space and sharing overhead expenses with another company under common ownership.

3. *Lease commitments*

   The Company shares office space in Minneapolis, Minnesota with a related Company. Rent expense was $11,500 in 2010 and $4,713 in 2009. Rent is on a month to month basis.

   Beginning in 2010, the Company leased space in New York, New York under a twenty four month lease that terminates in May, 2012. Terms of the lease agreement do not require the company to pay rent to the landlord for the months of June, 2010 through July, 2010. Rent expense is therefore being recognized evenly over the life of the lease as if all payments were consistent. Rent expense for this facility in 2010 was $69,525.

4. *Net Capital Requirements*

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $42,184 which was $32,553 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 3.42 to 1.

5. *Regulation*

   The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

6.   *Customer Protection Rule*

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k) (2) (i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7.   *Subsequent Events*

Subsequent events were evaluated through February 28, 2011, the date the financial statements were available to be issued.

Supplementary Information

FOCUS CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2010

Net Capital

Total stockholder's equity	$	133,464
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital	$	133,464

Additions: none

Deductions:

Non-allowable assets	$	91,280
Total deductions	$	91,280

Net capital before haircuts on securities positions	$	42,184
Haircuts on securities		-
Net capital	$	42,184

Aggregate Indebtedness

Items included in statement of financial condition

Accrued expenses and other payables	$	144,400
Total aggregate indebtedness	$	144,400

Computation of Basic Net Capital Requirements

Minimum net capital required (6-2/3% of aggregate indebtedness) (A)	$	9,631
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	9,631
Excess net capital	$	32,553
Excess net capital at 1000%	$	27,744
Ratio: Aggregate indebtedness to net capital (percentage)		3.42 to 1

Reconciliation with Company's Computation

(Included in Part II A of Form X-17A-5 as of December 31, 2010)

Net capital as reported in Company's Part II A (unaudited) Focus report	$	42,184
Year end adjustments		-
Net capital per above	$	42,184



Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule15c3-3

To the Stockholders' of Focus Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Focus Capital Group, Inc. (the Company) for the years ended December 31, 2010 and 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Reconciliation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10



Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Focus Capital Group, Inc. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, the Pacific Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Mennissen, Flygare, Hadrlik & Associates, P.A.

February 28, 2011